SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6 – K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2005

B.V.R. SYSTEMS (1998) LTD.

(Name of Registrant)

16 HA’MELACHA STREET PARK AFEK, ROSH HA’AYIN 48091, ISRAEL

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BVR SYSTEMS (1998) LTD. REPORTS FOURTH QUARTER AND YEAR END RESULTS FOR 2004
AND ON GOING OPERATING PROFIT

Rosh Ha’ayin, Israel –March 2, 2005 – BVR Systems (1998) Ltd. (OTCBB: BVRSF.OB), a diversified world leader in advanced military training and simulation systems, today announced a net profit of $7 thousand, or $0.00 per share for fourth quarter of 2004, compared with a net loss of $2.4 million, or $0.22 per share for the fourth quarter of 2003. Net loss for fiscal 2004 was $1.2 million or $0.01 per share, compared with a net loss of $6.5 million or $0.61 per share for 2003.

Revenues for the fourth quarter of 2004 were $3.6 million, compared with revenues of $1.5 million for the fourth quarter of 2003. For 2004, BVR’s revenues were $12.7 million compared with revenues in 2003 of $14.5 million.

Gross profit for the fourth quarter of 2004 was $1.1 million, compared with a gross loss of $0.5 million for the fourth quarter of 2003. For 2004, gross profit was $2.5 million compared with gross profit of $0.8 million in 2003.

Operating profit for the fourth quarter of 2004 was $0.2 million, compared with an operating loss of $2.0 million for 2003. Operating loss for 2004 was $0.8 million compared with an operating loss of $5.6 million for 2003.

BVR’s order backlog at the end of 2004 was approximately $19.4 million.

Commenting on the results Mr. Ilan Gillies, BVR Systems CEO, said: “We are very pleased with the results reported today. We have managed to sustain the change into balanced operations. This was achieved via major cost cutting and a massive improvement in new orders compared with the previous two years. We effectively managed to stop the decline in the size of our backlog, which drastically decreased in the three previous years.”

BVR Systems (1998) Ltd., (OTCBB:BVRSF.OB) is a world leader in advanced defense training and simulation systems.

For more information visit the Company’s web site at http://www.bvrsystems.com

This press release contains forward-looking statements within the meaning of the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of BVR Systems’ management and are subject to a number of factors and uncertainties that could cause actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. These factors include but are not limited to the fact that the Company has experienced reduction in backlog; the Company has reported operating and/or net losses in the past and may report operating and/or net loses in the future, conditions in Israel affect the Company’s operations and may limit its ability to produce and sell its products, changes in technology and market requirements; decline in demand for the company’s products; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition. For other factors that could cause BVR Systems’ results to vary from expectations, please see the Company’s reports filed from time to time with the SEC.

Contacts:

Reuven Shahar, CFO, BVR Systems (1998) Ltd.

Tel: 011 972 3 900 8000

B.V.R. Systems (1998) Ltd.
Consolidated Balance Sheets as of December 31

	2004	2003
	US$ thousands	US$ thousands

Assets
Current assets
Cash and cash equivalents	2,664	1,627
Restricted bank deposits	2,563	-
Trade receivables	3,884	4,094
Work in progress	46	102
Other receivables and prepaid expenses	389	763
Inventories	2,175	2,339

Total current assets	11,721	8,925

Investments and loans	1,114	1,318

Fixed assets
Cost	9,712	9,538
Less - accumulated depreciation	8,864	8,378

Fixed assets, net	848	1,160

Total assets	13,683	11,403

B.V.R. Systems (1998) Ltd.
Consolidated Balance Sheets as of December 31

	2004	2003
	US$ thousands	US$ thousands

Liabilities and shareholders' equity

Current liabilities
Short-term bank credit	517	10,116
Current maturities of long-term loans from former related parties	120	-
Trade payables	2,204	3,268
Excess of advances from customers over amounts
recognized as revenue	3,279	3,586
Other payables and accrued expenses	2,852	3,118
Short-term loan from related party	-	430

Total current liabilities	8,972	20,518

Long-term liabilities
Long-term loans	1,033	601
Liability for employee severance benefits, net	69	460

Total long-term liabilities	1,102	1,061

Commitments and contingencies

Shareholders' equity (deficit)
Share capital:
Ordinary shares, NIS 1 par value (20,000,000 and
(200,000,000 shares authorized; 10,660,874 and 95,400,210
shares issued and fully paid as at December 31, 2003 and 2004
respectively)	21,247	2,529
Additional paid-in capital	17,700	21,408
Accumulated deficit	(35,338)	(34,113)

	3,609	(10,176)

Total liabilities and shareholders' equity	13,683	11,403

B.V.R. Systems (1998) Ltd.
Consolidated Statements of Operations for the years ended December 31

	Year ended December 31, 2004	Year ended December 31, 2003	Three months ended December 2004	Three months ended December 2003
	US$ thousands

Income from sales	12,684	13,218	3,588	1,520
Income from royalties and commissions	-	1,249	-	-

Total income	12,684	14,467	3,588	1,520

Cost of sales	10,231	13,625	2,480	1,978

Gross profit (loss)	2,453	842	1,108	(458)

Operating expenses:
Research and development	294	693	174	162
Selling and marketing	1,139	1,778	315	272
General and administrative	1,822	4,016	424	1,104

Operating gain (loss)	(802)	(5,645)	195	(1,996)
Financing expenses, net	(496)	(707)	(119)	(233)
Other income, net	192	55	-	44

Gain (loss) before income taxes	(1,106)	(6,297)	76	(2,185)
Income tax expense	(119)	(249)	(69)	(174)

Net gain (loss) for the year	(1,225)	(6,546)	7	(2,359)

Loss per share:
Basic and diluted gain (loss) per share
(in US $)	(0.01)	(0.61)	0.00	(0.22)

Weighted-average number of Ordinary
Shares of nominal NIS 1.00 par value
outstanding (in thousands) used in
calculation of the basic and diluted loss
per share	106,342	10,661	131,963	10,661

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BVR SYSTEMS (1998) LTD. BY: /S/ Aviv Tzidon —————————————— Aviv Tzidon Chairman of the Board of Directors

Dated: March 3, 2005